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18005535

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Received FEB 26 2018 WASH, D.C.

SEC FILE NUMBER
8- 53043

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 01, 2017 (MM/DD/YY) AND ENDING DECEMBER 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAVELIN SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 LEXINGTON AVENUE 53RD FLOOR
(No. and Street)

New York (City) N.Y. (State) 10174 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Sullivan 617-240-6060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL COGLIANESE CPA PC
(Name – *if individual, state last, first, middle name*)

125 E LAKE STREET (Address) SUITE 303 (City) BLOOMINGDALE IL (State) 60108 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, John W. Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Javelin Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GIOVANNI MENTOR
Notary Public, Commonwealth of Massachusetts
My Commission Expires September 23, 2022

Notary Public

Signature

CEO Javelin Securities LLC
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Javelin Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Javelin Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Javelin Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Javelin Securities LLC stated that Javelin Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Javelin Securities LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Javelin Securities LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 6, 2018

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Javelin Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Javelin Securities, LLC as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Javelin Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Javelin Securities, LLC's management. Our responsibility is to express an opinion on Javelin Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Javelin Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, Uniform Net Capital Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Javelin Securities, LLC's financial statements. The supplemental information is the responsibility of Javelin Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information, Uniform Net Capital Rule 15c3-1,is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Javelin Securities, LLC's auditor since 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 6, 2018

Javelin Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash	$	22,652
Other Assets		250
Total Assets		22,902

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable		6,000
Total Liabilities		6,000
Capital		
Member's Equity		16,902
		16,902
Total Liabilities & Member's Equity	$	22,902

See notes to financial statements

Javelin Securities LLC
STATEMENT OF OPERATIONS
Year ended December 31, 2017

Operating expenses:		
Finop fees		2,250
Regulatory fees		1,650
Audit fees		5,500
Rent		500
Other Expenses		972
		10,872
Net Loss	$	(10,872)

See notes to financial statements

Javelin Securities LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2017

Balance, January 1, 2017	$	27,774
Net Loss		(10,872)
Balance, December 31, 2017	$	16,902

See notes to financial statements

Javelin Securities LLC 2017

STATEMENT OF CASH FLOWS

Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	(10,872)
Contribution from Parent		-
Increase in Accounts Payable		4,000
Net Cash used in Operations		(6,872)
Net decrease in cash during the year		(6,872)
Cash, beginning of year		29,524
Cash, end of year	$	22,652

See notes to financial statements

1. Nature of Business

Javelin Securities LLC (the "Company") is a Limited Liability Company engaged in the business of brokering corporate bonds and other debt instruments. The Company introduces the buyer and seller to a clearing broker who clears the trade. The Company has no risk in the eventual settlement of the trade. Under an agreement with the clearing broker, the Company is entitled to receive a share of the commissions charged. On September 27, 2011 the Company changed its name from IDX Derivatives, LLC. At that time the Company was wholly owned by IDX, Capital, LLC. On June 18, 2012, FINRA, approved the change of ownership of the Company by Javelin Capital Markets, LLC. The Company is wholly owned by Javelin Capital Markets, LLC. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2(i).

During 2017 the company had no brokerage transactions

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Member, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. Going Concern

The Company had no gross income for the year 2017 and is in the process of trying to sell the Broker Dealer. In the event that the firm is unable to sell the firm they will file a BDW and withdraw its membership from Finra.

3. Summary of Significant Accounting Policies

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

A. Related Party Transactions

The Company has entered into a management agreement with its Parent Company wherein it is agreed that the Parent Company will provide managerial and administrative assistance. The office lease was entered into by the Parent Company. The agreement provides for administrative services and rent. The firm received no monies in 2017. During 2017 rent for $ 500 and administrative services of $ 500 have been recognized in the financial statements under this agreement.

4. Income Taxes

As a Limited Liability Company, any income earned is reported by the Member who is liable for the taxes. Therefore, no provision has been made for income taxes in the accompanying Statement of Income.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for registered broker-dealers engaged in the business of corporate bond dealers. The Company introduces the buyer and seller of these instruments to a clearing broker for an agreed upon share of commissions.

The Company's exposure to credit risk is associated with non-performance of customers in fulfilling their contractual obligations with each other pursuant to securities transactions entered into.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2017, the Company's net capital of $16,652 was $11,652 in excess of its required net capital of $5,000. The Company's AI ratio was 36.03%.

7. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

8. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession and Control Requirements under SEC Rule 15c3-3.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2017 and February 06, 2018, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Javelin Securities LLC

UNIFORM NET CAPITAL RULE 15c3-1

Year ended December 31, 2017

Capital		
Member's Equity	$	16,902
Non Allowable Assets		(250)
Net capital	$	16,652
Aggregate indebtedness	$	6,000
Computation of basic net capital requirement		
Minimum dollar net capital required	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	11,652
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	10,652
Percentage of aggregate indebtedness to net capital		0.3603

There were no differences between the net capital reported by the company in Part 11A of the focus report and these financial statements.

See Independent Registered Public Accounting Firm Report

Javelin Securities LLC

January 30, 2018

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2017

Dear Sir/Madame:

For the fiscal year ending December 31, 2017, Javelin Securities LLC claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Javelin Securities Inc

Javelin Securities Inc met the exemption provided above for the period ending December 31, 2017.

Sincerely,

John Sullivan
President

Javelin Securities LLC
405 Lexington Ave.
53rd Floor
New York, NY 10174

February 6, 2018

Michael Coglianese CPA, PC
125 E Lake Street, Suite 303
Bloomingdale, IL 60108

In connection with your engagement to apply agreed-upon procedures to the Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of Javelin Securities LLC (the "Company") for the year ended December 31, 2017, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1) We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

2) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between December 31, 2016 and the date of this letter.

3) We have no revenues in 2017 and are not required to file a report with SIPC.

4) We have responded fully to all inquiries made to us by you during the engagement.

5) No events have occurred subsequent to December 31, 2017 and through the date of this letter that would require adjustment to or modification of the Schedule of Assessment and Payments.

6) Your report is intended solely for the information and use of the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., the Securities Investor Protection Corporation, and is not intended to be and should not be used by anyone other than these specified parties.

Signature: DocuSigned by: John W Sullivan 514BF24D579D469...

Title: Ceo

Javelin Securities LLC
405 Lexington Ave
53rd Floor
New York, NY 10174

February 6, 2018

Michael Coglianese CPA, P.C.
125 East Lake Street, Suite 303
Bloomingdale, IL 60108

This representation letter is provided in connection with your audit of the financial statements of Javelin Securities LLC (the Company), which comprise the statement of financial condition as of December 31, 2017, and the related statements of operations, changes in members equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of the date of the Independent Registered Public Accounting Firm Report, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated October 26, 2017, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
  - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
  - Additional information that you have requested from us for the purpose of the audit.
  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
  - There were no meetings held to provide Minutes of the meetings of stockholders, directors, and committees of directors.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
  - Management,
  - Employees who have significant roles in internal control, or
  - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. There have been no uncorrected misstatements to disclose or record.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP, and we have not consulted a lawyer concerning litigation, claims or assessments.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties.*
- There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.

- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the Net Capital Computation and Aggregated Indebtedness in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Net Capital Computation and Aggregated Indebtedness, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Net Capital Computation and Aggregated Indebtedness have not changed from those used in the prior period. The form and content of Net Capital Computation and Aggregated Indebtedness complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2017 or through the date of the Independent Registered Public Accounting Firm Report.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2017 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2017.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2017 and through the date of the Independent Registered Public Accounting Firm Report.
- Net capital computations prepared by us during the period January 1, 2017 through the date of the Independent Registered Public Accounting Firm Report indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2016 or during the period January 1, 2017 through the date of the Independent Registered Public Accounting Firm Report, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: DocuSigned by: John W Sullivan
514BF24D579D469...

Title: Ceo